UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[_ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q
	[_ ] Form 10-D	[X] Form N-SAR	[ ] Form N-CSR

For Period Ended: __March 31_______________

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

KraneShares Trust

Full Name of Registrant

1350 Avenue of the Americas, 2nd Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10019

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Necessary)

KraneShares Trust (the “Trust”), on behalf of its separate series (the “Funds”), was not able to timely file with the Securities and Exchange Commission (the “Commission”) its Form N-SAR for the year ended March 31, 2015, without unreasonable effort and expense because management needs additional time to report regarding discreet issues related to the going concern analysis for Krane Shares Adviser (the “Adviser”) and therefore, the Funds, including potential financing transactions being considered.  The Adviser believes that the Funds’ assets have continuously been held, continue to be held and are verifiable at the Trust’s third party custodian.  The Adviser further believes that there is no indication that Fund assets are at risk.  Until management’s going concern analysis is complete, the auditor cannot complete its audit.  The Trust understands that management is diligently working to complete its analysis.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Stacy L. Fuller_________________	(202) 778-9475_____________
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes __X__ No ____

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ____ No _X_

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

__KraneShares Trust___________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 2, 2015	/s/ Jonathan Krane
By: Jonathan Krane
Title: Principal Executive Officer

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